FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

April 22, 2004

Commission File Number: 001-10579

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A.
(Exact name of registrant as specified in its charter)

TELECOMMUNICATIONS COMPANY OF CHILE

(Translation of registrant's name into English)

Avenida Providencia No. 111, Piso 22

Providencia, Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes        No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes        No X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Compañía de Telecomunicaciones de Chile, S.A.

TABLE OF CONTENTS

Item

  Press Release dated April 21, 2004 announcing 1st Quarter 2004 results.

Exhibit 99.1 Physical Statistics for 1Q 2004

Exhibit 99.2 Statements of Income for 1Q 2004

Exhibit 99.3 Balance Sheets for 1Q 2004

Exhibit 99.4 Cash Flows for 1Q 2004

Item 1.

News Release

FOR IMMEDIATE RELEASE

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A.

ANNOUNCES RESULTS FOR THE FIRST QUARTER 2004 (1Q04)

Highlights:

  The Company recorded a profit of Ch$3,513 million (US$5.7 million) in 1Q04, compared to a profit of Ch$7,258 million (US$11.8 million) in 1Q03

  EBITDA amounted to Ch$89,042 million (US$144.5 million) in 1Q04, compared to Ch$97,909 (US$158.8 million) in 1Q03

  EBITDA margin reached 44.4% in 1Q04, compared to 49.5% in 1Q03

(Santiago, Chile - April 21, 2004) Compañía de Telecomunicaciones de Chile S.A. (NYSE: CTC) ("Telefónica CTC Chile" or the "Company") announced today its financial results, submitted to an internal financial review of independent auditors, stated in Chilean GAAP (in constant Chilean pesos as of March 31, 2004) for the first quarter of 2004. U.S. dollar equivalent information is based on the Observed Exchange Rate (as defined by the Chilean Central Bank) for March 31, 2004, which was Ch$616.41 = US$1.00. This information will be made publicly available through the Chilean Superintendencia de Valores y Seguros ("SVS") and the Securities and Exchange Commission of the United States of America (www.sec.gov), as well as at the Company's website, www.telefonicactcchile.cl.

CONSOLIDATED RESULTS FOR 1Q04

(Comparisons refer to 1Q03)

REVENUES

Telefónica CTC Chile' s revenues increased by 1.3% in 1Q04 as compared to 1Q03, amounting to Ch$200,627 million (US$325.5 million). Regarding the different business areas during the quarter, fixed telephony, long distance revenues negatively impacted consolidated revenues with decreases of 7.5% and 13.1%, respectively, compared to 1Q03. These declines were partially compensated by increases of 19.6% in mobile services, 4.2% in corporate communications and 2.7% in other businesses, which include mainly revenues from public telephones, interior installation and the subsidiary Telemergencia (home security).

OPERATING COSTS AND EXPENSES

Operating costs and expenses increased by 7.1% in 1Q04, to Ch$176,882 million (US$287.0 million), as compared to Ch$165,086 million (US$267.8 million) in 1Q03.

Salary expenses increased by 6.1% in 1Q04 as compared to 1Q03, to Ch$13,729 million (US$22.3 million), mainly due to higher personnel related to commercial areas.

Other operating costs and expenses increased by 16.7% in 1Q04 as compared to 1Q03, to Ch$56,927 million (US$92.3 million). This increase is explained by higher costs related to the growth in the mobile business, which has meant an increase in total costs related to equipments and in interconnection costs.

Administrative and selling expenses increased by 9.9% in 1Q04 as compared to 1Q03, to Ch$42,275 million (US$68.6 million), due to higher costs in the mobile business which have generated an increase in sales costs and advertising.

EBITDA

As a result of the above, EBITDA in 1Q04 fell by 9.1% to Ch$89,042 million (US$144.5 million), compared to Ch$97,909 million (US$158.8 million) recorded in 1Q03.

EBITDA margin in 1Q04 was 44.4%, compared to 49.5% recorded in 1Q03.

DEPRECIATION

As of 4Q03, depreciation of assets related to the sales and administration will be accounted for under "Administrative and selling expenses". Exhibits were adjusted accordingly in the four quarters of 2003.

Total depreciation in 1Q04 increased by slightly 0.4% to Ch$65,297 million (US$105.9% million), as compared to 1Q03.

OPERATING INCOME

OPERATING INCOME decreased by 27.8% to Ch$23,745 million (US$38.5 million) in 1Q04 as compared to Ch$32,873 million (US$53.3 million) recorded in 1Q03. The operating margin amounted to 11.8% in 1Q04 as compared to 16.6% in 1Q03.

NON-OPERATING INCOME

NON-OPERATING INCOME (LOSS): Telefónica CTC Chile recorded a 15.7% decrease in non-operating losses, which amounted to Ch$13,855 million (US$22.5 million) in 1Q04, as compared to a non-operating loss of Ch$16,427 million (US$ 26.6 million) in 1Q03. This improvement is basically the result of:

  A decrease of 34.1% in financial interest expense in 1Q04 with respect to 1Q03 as a resul of a 8.4% reduction in average debt (US$1,402 million), lower interest rates in the local and international markets, and lower exchange rate for Chilean peso vs. US dollar, and

  A 44.7% decrease in other non-operating expenses as a result of higher costs incurred in 1Q03 corresponding to indemnities and trials

The above was partially offset by: (i) a monetary correction loss of Ch$1,248 million (US$2.0 million) in 1Q04, compared to a monetary correction gain of Ch$2,087 million (US$3.4 million) in 1Q03, mainly explained by the negative CPI in 1Q04 vs. the positive CPI registered in 1Q03; (ii) a 19.3% decrease in interest income due to lower local and international interest rates and lower cash position resulting from the Company's reduction in interest-bearing debt and dividend payments over the past twelve months, and (iii) a 61.2% decrease in other non-operating income given that 1Q03 was impacted by the increase in the market value of Terra shares.

INCOME TAXES

INCOME TAXES: In 1Q04, Telefónica CTC Chile recorded a total income tax charge in the amount of Ch$6,421 million (US$10.4 million) as compared to the Ch$9,173 million (US$14.9 million) tax charge registered in 1Q03. This total income tax is composed of a Ch$6,675 million (US$10.8 million) current income tax and a Ch$254 million (US$0.4 million) charge for deferred taxes for the period as well as amortization of deferred taxes for previous periods.

NET RESULT

The Company recorded a net income of Ch$3,513 million (US$5.7 million) in 1Q04 as compared to a net income of Ch$7,258 million (US$11.8 million) recorded in 1Q03.

Net income per ADR in 1Q04 amounted to US$0.024, compared to a net income per ADR of US$0.041 recorded in 1Q03. Furthermore, net income per share in 1Q04 equaled Ch$3.7 as compared to the net income of Ch$7.6 in 1Q03.

CAPEX

Capital expenditures for Telefónica CTC Chile and its consolidated subsidiaries amounted to US$29 million in 1Q04 compared to US$50 million in 1Q03.

CASH FLOW

The consolidated free cash flow from operations in 1Q04 reached Ch$54,838 million (US$89.0 million) as compared to Ch$49,839 million (US$80.9 million) in 1Q03.

REVENUES BY BUSINESS UNIT

FIXED TELEPHONY

Revenues from fixed telephony services include Primary Service, Access Charges and Interconnections and Directory Advertising. Fixed telephony revenues, which represented 43.1% of total operating revenues in 1Q04, decreased by 7.5% to Ch$86,398 million (US$140.2 million) as compared to 1Q03.

Higher contribution to consolidated revenues coming from new value added services over fixed lines

Primary service revenues, which include the fixed monthly charge, variable charge, connections and other installations, value-added services and equipment marketing, and others (ADSL, IP flat fee, rural telephony, among others), decreased by 8.2% to Ch$79,517 million (US$129.0 million) in 1Q04 as compared to 1Q03. This decrease is mainly attributable to a 10.6% decrease in the fixed monthly charge and 13.0% decrease in the variable charge due to: (i) a 9.2% decrease in average lines in service in 1Q04 vs. 1Q03, which resulted from increased disconnections associated to non-payment; (ii) a 4.0% decrease in total local traffic for 1Q04 compared to 1Q03; (iii) an increase in the proportion of traffic charged as fixed-Internet and fixed-mobile traffic, whose rates are lower than Measured Local Service traffic (fixed-fixed calls), although this increase is at a declining rate; (iv) a 1% additional tariff decrease applied in May 2003 to variable and fixed charges pursuant to the Tariff Decree that rules the Company, and (v) the Chilean peso appreciation vs. US dollar which had a negative impact on the tariff indexator. However, the above was partially offset by a 27.9% increase in revenues from equipment marketing which include revenues from equipment sales to small and medium-sized enterprises. Additionally, other fixed telephony revenues grew 65.0% due to the growth in new services over the fixed line such as ADSL (a 116.6% growth in lines in service in 1Q04 vs. 1Q03) and flat fee plans.

Access charges and interconnections revenues include revenues from access charges generated by LD carriers, as well as those paid by other telecommunications operators that use Telefónica CTC Chile's network. They also include other interconnection services apart from access charges, such as interconnection of networks and information services to carriers, among others. These revenues were basically stable, dropping slightly by 0.6% in 1Q04 to Ch$5,725 million (US$9.3 million) as compared to 1Q03. This decrease was mainly due to 20.4% lower DLD access charges revenues and 30.5% lower ILD access charges revenues, due to a 17.9% and a 28.5% decrease in domestic and international interconnection traffic, respectively. The above was partially compensated by a 24.2% increase in other interconnection services due to the payment of pending interconnection charges related to higher revenues from network services and interconnections.

Revenues from directory advertising, generated by the Company's contract with Publiguías, increased by 20.5% in 1Q04 to Ch$1,156 million (US$1.9 million) as compared to 1Q03.

LONG DISTANCE

DLD and ILD market shares increase to 43.5% and 31.8%, respectively

Long distance revenues include revenues from domestic and international long distance traffic carried by 188 Telefónica Mundo and Globus 120, as well as revenues from the rental of the long distance network to other telecom operators. Total long distance revenues, which accounted for 7.5% of consolidated operating revenues in 1Q04, decreased by 13.1% as compared to 1Q03, to Ch$15,026 million (US$24.4 million). This decrease in revenues was mainly due to: (i) lower revenues from domestic long distance services ("DLD") due to the 18.0% decrease in the average price for this service, although DLD traffic carried by 188 Telefónica Mundo and Globus 120 grew 1.8% in 1Q04 as compared to 1Q03, and (ii) lower revenues from international long distance services ("ILD") due to a reduction of 19.9% in the outgoing ILD average price in 1Q04 vs. 1Q03, although outgoing ILD average traffic increased 4.9% in 1Q04 compared to 1Q03, and (iii) lower revenues from the rental of the long distance network to other telecom operators due to lower prices and lower industry traffic in general.

MOBILE COMMUNICATIONS

A 27.4% increase in the average subscriber base, which a higher traffic offset the tariff decrease

Mobile communications revenues include revenues from outgoing cellular traffic and interconnection revenues from Calling Party Pays (incoming traffic to the mobile network), as well as revenues from mobile equipment sales. Total revenues from mobile communications, which accounted for 32.7% of total operating revenues in 1Q04, amounted to Ch$65,619 million (US$106.4 million), representing an increase of 19.6% as compared to 1Q03. This increase is mainly the result of a 27.4% increase in average cellular subscribers which fuelled an increase in sales of prepaid equipments in relation with contract equipments. This was partially offset by a decrease in the average monthly revenue per user ("ARPU"), due to the application of new CPP tariffs as of February 12, 2004 and an increase in the proportion of prepaid customers in Telefónica Móvil's subscriber base. Prepaid customers represented 82.4% of total cellular subscribers as of March 31, 2004, as compared to 76.6% in the same date of the previous year. As of March 31, 2004, Telefónica Móvil had 2,500,135 customers, of which, 657,062 are GSM customers.

CORPORATE CUSTOMER COMMUNICATIONS

Continued increase in revenues from connectivity services through the IP network

Corporate customer communications include revenues from (i) telecommunications equipment sales, which refers to voice equipment (fax, PABX, etc.); (ii) complementary telephone services, such as 600, 700, 800 numbers and digital communications; (iii) data services, including ATM, Frame Relay, data equipment and services related to the IP network, and (iv) dedicated links and others, including videoconference, Datared, E1 Links and VSAT, "ISP Empresas" revenues, services such as housing and hosting and consulting services to corporate customers.

Revenues from corporate customer communications increased by 4.2% to Ch$18,712 million (US$30.4 million) in 1Q04 as compared to 1Q03. The contribution of corporate customer communications revenues to total operating revenues increased slightly from 9.1% in 1Q03 to 9.3% in 1Q04. This increase was mainly due to: (i) a 23.2% increase in data services revenues in 1Q04 as compared to 1Q03 due to increased connectivity services through the IP network, and (ii) a 22.5% increase in complementary services to corporate customers. This was partially compensated by: (i) 23.1% lower revenues in telecommunications equipment sales due to higher sales of PABX equipments, and (ii) a 15.6% decrease in dedicated links and others due to a 20.5% decrease in revenues from Datared services, in favor of more advanced technologies, such as Frame Relay and ATM. In fact, ATM links increased by 12.3% while data links through the IP network grew at a rate of 85.8% for dedicated IP network, and average customers decreased by 22.2% for switched IP network in 1Q04 as compared to 1Q03.

OTHER BUSINESSES

These revenues include public telephones, as well as revenues from interior installation and equipment marketing of the subsidiary CTC Equipos, among others. These revenues which represented 7.4% of total operating revenues in 1Q04, grew 2.7% to Ch$14,872 million (US$24.1 million) in 1Q04 vs. 1Q03.

Public telephone revenues decreased by 6.2% in 1Q04 to Ch$2,729 million (US$4.4 million) as compared to 1Q03.

Interior installation and equipment marketing revenues increased by 7.9% in 1Q04 to Ch$7,978 million (US$12.9 million) compared to 1Q03.

Other businesses revenues, that include revenues from other subsidiaries such as Telemergencia and t-gestiona, among others, reached Ch$4,165 million (US$6.8 million) in 1Q04, with a slight 0.2% decrease compared to 1Q03, mainly due to lower revenues from Istel which was sold in 3Q03.

BUSINESS UNIT PERFORMANCE FOR 1Q04

Contribution to

EBITDA EBITDA Margin Net Result

(Ch$ mn) (Ch$mn)

Consolidated 89,042 44.4% 3,513

Individual by Business Unit

Fixed telephony 47,478 46.7% -4,565

Long distance 8,768 40.7% 4,919

Mobile 17,098 25.1% -2,889

Corp. Communications (incl. Data) 8,302 34.2% 4,408

S

COMPANY NEWS

CHILEAN GENERAL CONTROLLER TAKES KNOWLEDGE OF TARIFF DECREES FOR INTERCONNECTION TARIFFS OF THE MOBILE TELEPHONY NETWORKS

On April 12, 2004, the Chilean General Controller took knowledge of the tariff decrees for mobile interconnection tariffs and interconnection facilities of the mobile telephony networks, applicable to the operators in this market. On April 14, 2004, the aforementioned decrees were published in the Official Gazette.

These decrees are applied retroactively to January 23, 2004 for mobile operators, except for Telefonica Móvil for which it is applied retroactively to February 12, 2004.

TELEFONICA CTC CHILE AGREES TO SELL ITS 9% STAKE IN PUBLIGUIAS

On March 24, 2004, Telefónica CTC Chile agreed to sell the 9% stake held in Publiguias to Telefónica Publicidad e Información S.A. (TPI )

The agreed sale price is approximately US$14.8 million. The effect on results is estimated to be a gain of approximately Ch$5,900 million and the sale agreement is expected to be signed by April 26, 2004.

GENERAL AND EXTRAORDINARY SHAREHOLDER MEETINGS

On April 15, 2004, Telefónica CTC Chile held its Annual Shareholder's Meeting, which along with traditional matters, approved the payment of a final gross dividend of Ch$3.20 per share (equivalent to Ch$12.8 per ADR), charged against Net Income for the year 2003. Similarly, the following Board members were elected at the Meeting:

Director Alternate Director

Series A Shares

Bruno Philippi Antonio Viana-Baptista

Jose María Alvarez-Pallete Juan Claro

Fernando Bustamante Juan Carlos Ros

Andrés Concha Guillermo Fernández

Felipe Montt Alvaro Clarke

Hernán Cheyre Carlos Díaz

Series B Shares

Luis Cid Alfonso Ferrari

Additionally, at the Extraordinary Shareholder's Meeting held immediately following, shareholders approved the sale of two public service paging licenses and their related assets for Ch$365 million. These assets were out of use by the Company since the paging service has currently been replaced by the GSM/GPRS mobile telephony .

FIXED TELEPHONY TARIFF SETTING PROCESS

On March 5, 2004, Subtel issued its Objections and Counterproposal Report in response to Telefónca CTC Chile's Tariff Proposal presented on November 6, 2003. This Report is in line with the Tariff Setting process that will define the structure, level and mechanism of tariff indexation for Telefónica CTC Chile's regulated services for the period 2004-2009. Subtel's report which proposed declines in the tariffs subject to regulation, countered the Company's proposal for an increase in tariffs. As a result, and as part of the process, Telefónica CTC Chile requested the constitution of an Experts Panel to make a pronouncement on the matters that the Company estimated as necessary for its Modifications and Insistence Report.

On April 4, 2004, Telefónica CTC Chile presented its Modifications and Insistence Report to Subtel, incorporating the recommendations of the Experts Panel and persisting in those matters which were not subjet to the Panel's opinion.

The new Tariff Decree must be informed by May 5, 2004.

TARIFF FLEXIBILITY

On October 13, 2003, the Antitrust Commission resolved favorably, through Resolution N 709, the request from the Company to concede certain tariff flexibility for regulated dominant local telephony operators.

Through Decree No. 742 of 2003, published in the Oficial Gazette in February 26, 2004, the Regulator, released the resolution that fixed conditions to offer various alternative tariff plans and combined offers to the dominant operators. Among the relevant aspects of this resolution is that it does not require the prior approval of these plans by Subtel, nor are they subject to any maximum level or predefined structure.

WE INVITE YOU TO VISIT TELEFONICA CTC CHILE'S INVESTOR RELATIONS WEBSITE AT: www.telefonicactcchile.cl (Investor Relations)

For more information contact:

Sofía Chellew - Verónica Gaete

María José Rodríguez - Florencia Acosta Kevin Kirkeby /Mariana Crespo

TELEFONICA CTC CHILE THE GLOBAL CONSULTING GROUP

Tel.: 562-691-3867 646-284-9416 / 646-284-9407

Fax: 562-691-2392

E-mail: E-mail:

schelle@ctc.cl, vgaete@ctc.cl kkirkeby@hfgcg.com

mjrodri@ctc.cl, macosta@ctc.cl mcrespo@hfgcg.com

Compañía de Telecomunicaciones de Chile S.A., the first South American company to list shares on the New York Stock Exchange, is the largest telecommunications enterprise in Chile, providing local service, as well as domestic and international long distance services throughout the country. Additionally, the Company provides equipment marketing, data transmission, value-added services and information systems services and operates a nationwide cellular network

This news release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1996, including but not limited to Compañía de Telecomunicaciones de Chile S.A.'s expectations for its performance for the quarter. Forward looking statements may also be identified by words such as "believes", "expects", "anticipates", "projects", "intends", "should", "seeks", "estimates", "future", or similar expressions. The forward-looking statements included in this news release are based on current expectations, but actual results may differ materially from anticipated future results due to various factors many of which are beyond the control of Compañía de Telecomunicaciones de Chile S.A. and its subsidiaries. Certain factors which could cause the actual results of Compañía de Telecomunicaciones de Chile S.A. and its subsidiaries to differ materially from the expected results include, among others, changes in Chile's regulatory framework, impact of increased competition and other factors beyond Compañía de Telecomunicaciones de Chile S.A.'s control

=================

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 22, 2004 COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A.

By /s/ Julio Covarrubias F.

Name: Julio Covarrubias F.

Title: Chief Financial Officer